Kinetics Mutual Funds, Inc.
Kinetics Portfolios Trust
470 Park Avenue South
New York, New York 10016

June 30, 2023
Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Kinetics Mutual Funds, Inc. (the “Corporation”) (File Nos. 333-78275; 811-09303) Kinetics Portfolios Trust (the “Trust”, and together with the Corporation, the “Companies”) (File No. 811-09923)
Dear Ms. O’Neal:
This correspondence responds to comments that the Companies received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to (i) Post-Effective Amendment No. 78 to the Corporation’s Registration Statement on Form N-1A filed on April 28, 2023, as supplemented to date; and (ii) Amendment Nos. 39 and 40 to the Trust’s Registration Statement on Form N-1A filed on April 28, 2023 and May 16, 2023, respectively (collectively, the “Registration Statements”). For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statements.
Comment 1.We note that the Internet Portfolio has an 80% names test. Please confirm to the Staff the sizable percentage (33.6%) invested in the Mining, Quarrying, and Oil and Gas Extraction sector is due to appreciation after acquisition.
Response:    The Companies confirm that the sizable percentage (i.e., 33.6%) invested in the Mining, Quarrying, and Oil and Gas Extraction sector by the Internet Portfolio is due to appreciation after acquisition.
Comment 2.At the bottom of page 19, please highlight the sentence disclosing the percentage held by the Paradigm Portfolio in the Land Corporation (i.e., 62.4%) with bold font.
Response:    The Companies confirm that the above-referenced disclosure will be bolded in connection with the next annual update to the Registration Statements.
Comment 3.On page 26, consider highlighting the sentence disclosing the percentage held by the Small Cap Portfolio in the Land Corporation (i.e., 45.1%) with bold font.
Response:    The Companies confirm that the above-referenced disclosure will be bolded in connection with the next annual update to the Registration Statements.
Comment 4.Regarding the Sector Concentration Risk disclosure on page 29, consider highlighting the last sentence with bold font. This comment applies to other portfolios with large holdings in particular sectors.
Response:    The Companies confirm that the above-referenced disclosures will be bolded in connection with the next annual update to the Registration Statements.
Comment 5.Consider adding the parenthetical “(junk bonds)” to the disclosure on page 40, which states, “Multi-Disciplinary Income Portfolio . . . may be 100% rated below investment grade by an NRSRO.”
Response:    The Companies confirm that the above-referenced disclosure will be revised accordingly in connection with the next annual update to the Registration Statements.

Comment 6.The Investment Restrictions in the Statement of Additional Information disclose information regarding investments made during temporary defensive periods (See, numbers 6 and 8 on page 4). Please explain to the Staff the rationale for including this disclosure as part of the Portfolios’ concentration policy.
Response:    The Companies confirm that the above-referenced disclosures regarding temporary investments are disclosed in connection with the Internet Fund’s/Portfolio’s and Small Cap Opportunities Fund’s/Portfolio’s 80% investment policies, which are fundamental investment policies. The disclosure is intended to make clear that, when market conditions dictate a temporary defensive strategy, the Funds/Portfolios may deviate from their respective 80% policies.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7372 or scott.resnick@usbank.com.
Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Assistant Secretary and Vice President of the Company
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